Exhibit 99.1

Caledonia Mining Corporation Plc

Correction to notification of relevant change to significant shareholder

(NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL)

September 6, 2017: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) reports that following the Company’s announcement on September 5, 2017 regarding a “relevant change” in the Company’s largest “significant shareholder” (each as defined in the AIM Rules for Companies), Allan Gray (which holds its interest through two of its funds) subsequently notified the Company on September 5, 2017 of a correction to the notification of its interest in the Company.

On August 30, 2017, Allan Gray’s interest held through Allan Gray Africa ex-SA Equity Fund Limited increased from 1,167,100 common shares (which represented 11.06% of the shares in issue) to 1,282,300 (rather than 1,257,300, as previously notified to the Company) common shares (which represents 12.15% of the shares in issue). The Company has separately and subsequently been notified of an increase (which does not constitute a “relevant change”) to Allan Gray’s interest through its other fund, Allan Gray Africa Equity Fund Limited, which now holds 808,560 common shares (which represents 7.66% of the shares in issue).

The aggregate number of shares of the Company in which Allan Gray’s funds have an interest in is therefore 2,090,860 (rather than 2,045,230 as previously reported) common shares which represents 19.81% of the Company’s shares in issue.

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204